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                                                                   EXHIBIT 12(b)

                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                ($ IN MILLIONS)

                                                                              YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------------
                                                                 1996         1995      1994      1993      1992
                                                               --------      ------    ------    -------  -------
                   Income (loss) before income taxes and
                     minority interest........................ $ (1,190)     $ (39)    $ (58)    $ (238)  $   259
                   Less: Equity in income (loss) of 50
                     percent or less owned affiliates.........        9          3        (2)        (3)       (1)
                   Add: Combined fixed charges and preferred
                     dividends................................      557        378       287        258       240
                                                               --------      -----     -----     ------   -------
                   Earnings as adjusted....................... $   (642)     $ 336     $ 231     $   23   $   500
                                                               ========      =====     =====     ======   =======
                   Combined fixed charges and preferred
                   dividends:
                        Interest expense...................... $    456      $ 236     $ 134     $  164   $   169
                        Rental expense........................       28         18        21         22        31
                        Pre-tax earnings required to cover
                          preferred dividend requirements (b).       73        124       132         72        40
                                                               --------      -----     -----     ------   -------
                   Total combined fixed charges and
                     preferred dividends...................... $    557      $ 378     $ 287     $  258   $   240
                                                               ========      =====     =====     ======   =======
                   Ratio of earnings to combined fixed
                     charges and preferred dividends..........      (a)        (a)       (a)        (a)     2.08x
                                                               ========      =====     =====     ======   =======

(a) Additional income before income taxes and minority interest necessary to attain a ratio of 1.00x for 1996, 1995, 1994 and 1993 would be $1,199 million, $42 million, $56 million, and $235 million, respectively.

(b) Dividend requirement divided by 100% minus the effective income tax rate or the statutory rate, whichever is more appropriate.


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